1-13210

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

September 9, 2002

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On August 28, 2002 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the closing of the refinancing of the credit granted in December 1996 of Colombian subsidiary Chivor S.A. E.S.P. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: September 9, 2002 By : Francisco Castro
Chief Financial Officer

G.G. 122/2002 Santiago, 28 de agosto de 2002

Rol S.V.S. N° 4272

HECHO ESENCIAL

Señor
Superintendente de Valores y Seguros
Don Alvaro Clarke de la Cerda
Presente

De nuestra consideración:

Por la presente, cumplimos con informar a esa Superintendencia que la filial colombiana Chivor S.A.. E.S.P. ha concluido exitosamente el proceso de refinanciamiento de la deuda por US$ 330 millones que mantiene con un sindicato de bancos. Los acuerdos correspondientes se materializaron con fecha 27 de agosto de 2002.

Dicho proceso se ha materializado luego de haber obtenido las aprobaciones judiciales requeridas para la implementación del plan de reorganización voluntario preventivo sometido a consideración por la filial.

De conformidad con lo anterior la filial continuará sus operaciones normalmente y sin interrupción, estableciéndose un nuevo calendario de pago de la deuda referida, la que tendrá como plazo de vencimiento el 30 de diciembre del 2006.

Esta comunicación complementa las enviadas a esa Superintendencia con fechas 31 mayo y 10 de julio de 2002.

La presente comunicación se efectúa por expreso encargo del Directorio de la compañía y en conformidad con lo establecido en la Circular N° 1.062 de esa Superintendencia de Valores.

Saluda atentamente a usted,

FRANCISCO J. CASTRO CRICHTON
GERENTE GENERAL SUBROGANTE
AES Gener S.A.

cc: Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile
Banco Sudamericano, Representante Tenedores de Bonos
Banco Bice, Representante Tenedores de Bonos
Banco de Chile, Representante Tenedores de Bonos
Duff & Phelps Chile Clasificadora de Riesgo Ltda.
Feller Rate Clasificadora de Riesgo Ltda.
Comisiòn Clasificadora de Riesgo

Santiago, August 28th , 2002

G.G. 122/2002
Rol S.V.S. N° 4272

Superintendent of Securities and Bonds
Mr. Alvaro Clarke de la Ceda

MATERIAL FACT

Dear Sir :

We'd like to inform you about the Colombian subsidiary Chivor S.A. E.S.P. has successfully closed a refinancing process for the US $330 millions debt that it has with a syndicate of banks. The corresponding agreements were signed on August 27th, 2002.

Such process ends after obtaining the judicial approvals required for the implementation of the voluntary pre-package reorganization plan submitted by the subsidiary.

In accordance with the latter, the subsidiary will continue its normal operations without interruption. A new calendar for the debt payment will be established; whose maturity will be December 30th 2006.

This communication complements those previously sent to the Superintendence on May 31st and July 10th 2002.

This communication is sent at the express request of the company's Board and in accordance with the provisions established in circular N°1,062 of said Superintendence.

Yours sincerely,

FRANCISCO CASTRO CRICHTON
DEPUTY CHIEF EXECUTIVE OFFICER
AES GENER S.A.

cc:
Santiago Stock Exchange
Valparaíso Stock Exchange
Chile's Electronic Stock Exchange
Banco Sudamericano, Bondholder Agent
Banco Bice, Bondholder Agent
Banco de Chile, Bondholder Agent
Duff & Phelps Chile Clasificadora de Riesgo Ltda. - risk Classification Company
Feller Rate Clasificadora de Riesgo Ltda. - risk classification company
Risk Classification Commission